UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Results of Exchange Offer
     We, LDK Solar Co., Ltd., have announced the results of our offer to exchange, or, as amended, the Exchange Offer, up to $300 million in aggregate principal amount of our currently outstanding 4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3), or the Existing Notes. We offered to exchange the Existing Notes for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013, or the New Notes, and cash in an amount not greater than $100 nor less than $85, or, as amended, the Cash Consideration. The New Notes and the Cash Consideration are collectively referred to as the Exchange Consideration. The Exchange Offer expired at 11:59 p.m., New York City time, on Wednesday, December 22, 2010.
     The total principal amount of Existing Notes accepted for exchange was approximately $31,918,000. Holders of Existing Notes that validly tendered and did not validly withdraw their Existing Notes prior to the expiration of the Exchange Offer will receive the Exchange Consideration, including the Cash Consideration, on the settlement date of the Exchange Offer, which is expected to be December 29, 2010.
     Pursuant to the terms of the modified “Dutch Auction,” we determined the Cash Consideration portion of the Exchange Consideration to be $100 for each $1,000 principal amount of Existing Notes. In addition, holders of Existing Notes whose Existing Notes were accepted for exchange in the Exchange Offer will be paid cash in an amount equal to the accrued and unpaid interest on the Existing Notes up to, but excluding, the settlement date of the Exchange Offer.
     The Exchange Offer was subject to the terms and conditions set forth in a Schedule TO filed by us with the Securities and Exchange Commission, or SEC, on November 24, 2010, as amended and supplemented by Amendment No. 1, filed by us with the SEC on December 10, 2010 and Amendment No. 2, to be filed us with the SEC. The Schedule TO includes the Exchange Offer Memorandum and related Amended Letter of Transmittal.
     The financial advisor for the Exchange Offer was Piper Jaffray & Co., the information agent for the Exchange Offer was Georgeson Inc. and the exchange agent for the Exchange Offer was The Bank of New York Mellon. Holders of the Existing Notes who have questions may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.
     Our press release issued on December 24, 2010 is attached hereto as Exhibit 99.3.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 27, 2010

EXHIBIT 99.3: PRESS RELEASE
LDK Solar Announces Results of Exchange Offer
XINYU CITY, China and SUNNYVALE, Calif., December 24, 2010 — LDK Solar Co., Ltd. (“LDK Solar”) (NYSE:LDK) today announced the results of its offer to exchange (as amended, the “Exchange Offer”) up to $300 million in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 (CUSIP Nos. 50183L AA 5 and 50183L AB 3) (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”) and cash in an amount not greater than $100 nor less than $85 (as amended, the “Cash Consideration” and, together with the New Notes, the “Exchange Consideration”), which expired at 11:59 p.m., New York City time, on Wednesday, December 22, 2010.
The total principal amount of Existing Notes accepted for exchange was approximately $31,918,000. Holders of Existing Notes that validly tendered and did not validly withdraw their Existing Notes prior to the expiration of the Exchange Offer will receive the Exchange Consideration, including the Cash Consideration, on the settlement date of the Exchange Offer, which is expected to be December 29, 2010.
Pursuant to the terms of the modified “Dutch Auction,” the Company determined the Cash Consideration portion of the Exchange Consideration to be $100 for each $1,000 principal amount of Existing Notes. In addition, holders of Existing Notes whose Existing Notes were accepted for exchange in the Exchange Offer will be paid cash in an amount equal to the accrued and unpaid interest on the Existing Notes up to, but excluding, the settlement date of the Exchange Offer, which is expected to be December 29, 2010.
The Exchange Offer was subject to the terms and conditions set forth in a Schedule TO (including the Exchange Offer Memorandum and related Amended Letter of Transmittal), filed by LDK Solar with the Securities and Exchange Commission (“SEC”) on November 24, 2010, as amended and supplemented by Amendment No. 1, filed by LDK Solar with the SEC on December 10, 2010 and Amendment No. 2, to be filed by LDK Solar with the SEC.
The financial advisor for the Exchange Offer was Piper Jaffray & Co., the information agent for the Exchange Offer was Georgeson Inc. and the exchange agent for the Exchange Offer was The Bank of New York Mellon. Holders of the Existing Notes who have questions may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. (NYSE:LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products and the world’s largest producer of multicrystalline wafers. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, modules and cells. The Company also engages in project development activities in selected segments of the PV market. Through its broad product offering, LDK Solar provides its customers with a full spectrum of PV solutions. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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